SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C.  20549
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                            AMENDMENT NO. 5 TO SCHEDULE 13E-3
                           ---------------------------------
                            RULE 13D-3 TRANSACTION STATEMENT
                (Pursuant to Section 13(e) of the Securities Exhange Act of 1934
                        -----------------------------------------
                         MIMBRES VALLEY FARMER'S ASSOCIATION, INC.
                                  (Name of Issuer)

                           --------------------------------------

JOHN V. BROWNFIELD, JOHN E. KECK, J.W. DONALDSON, JR., FREDERICK H. SHERMAN, KENNETH E. STEVENS, HAROLD C. MORROW, MARSHA M. BROWNFIELD, D. KEITH BROWNFIELD, JESSE L. BROWNFIELD, ELLA ROSE MACGIBBON, W. CHRIS SANDERS, PAM SANDERS, BRADLEY T. SANDERS, CLINTON C. SANDERS, CORY S. SANDERS, LINDA C. KECK, MELINDA E. DOUGHERTY, SEAN P. DOUGHERTY, S. PATRICK DOUGHERTY, JR., CHRISTOPHER J. DOUGHERTY, ALBERT P. KECK, II, CAROLINE C. KECK, ALEXANDRA M. KECK, JULIANNA D. KECK, EDWARD K. SAYLOR, VICTORIA M. SAYLOR, DIANNE DONALDSON, JEREMY W. DONALDSON, LUKE DONALDSON, SARAH DONALDSON, J.W. DONALDSON COMPANY, JOHN BRYAN JOHNSON,
JILL M. JOHNSON, JOHNNIE E. JOHNSON, KIMBERLY K. JOHNSON, RUTH ANN JOHNSON, RUTH D. JOHNSON, JANIE JONTZ SHERMAN, JERAH E. SHERMAN,
F. JAKUB SHERMAN, BENJAMIN M. SHERMAN, KATHY STRAUSS, DAVID STRAUSS, AMY STRAUSS, KRISTIN STRAUSS, BENJAMIN K. SHERMAN, RENA BETH STEVENS, CRAIG ELLIOT STEVENS, NATHANIEL STEVENS, JOEL BRADLEY STEVENS, KYLE EDWARD STEVENS, KATHERINE STEVENS, KELLEY STEVENS, DIANE W. MORROW, ASHLEE M. MORROW, DUSTIN W. MORROW, JORDAN C. MORROW, JACK F. MORROW, BETTY M. MORROW, PATSY T. MERRILL, FRANK MERRILL, AND MORROW & COMPANY, P.A.
                            (Name of Person(s) filing Statement)

                                         Common Stock
                                       (Title Class of Securities)

                                        Frederick H. Sherman
                                          Attorney-at-Law
                                            P.O. Box 850
                                         Deming, New Mexico 88031
                                             (505) 546-8846
                                        FACSIMILE (505) 546-8847
           (Name, Address, and Telephone Number of Person Authorized to Receive
            Notices and communications on Behalf of Person(s) Filing Statement)
                                   --------------------------------------------
        This statement is filed in connection with (check the appropriate box):
a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. |_| The filing of a registration statement under the Securities Act of 1933.
c.   |X| A tender offer.
d.   |_| None of the avove.

     Check the following box if the soliciting materials or information statement referred to in check box (a) are preliminary copies: |_|

                                      Calculation of Filing Fee
       The filing fee was paid with the original Schedule 13E-3 on September 9, 1994.



                           NOTICE OF TERMINATION
                                    AND
                WITHDRAWAL OF TENDER OFFER OF JUNE 3, 1996


     NOTICE IS HEREBY given that the Purchasers herein, hereby terminate and withdraw their Tender Offer of June 3, 1996, for Farmers, Inc., stock. Purchasers have not purchased any of such stock.

     This Tender Offer is withdrawn pursuant to the Federal lawsuit filed by Farmers, Inc., against the Purchasers in CV 96-0890M, in the United States District Court, for the District of New Mexico, and settlement of such lawsuit required the withdrawal of this Tender Offer.